Exhibit 99.1


Media Contacts:
Tom McGuire    - Corporate Communications - +31.40.268.5758 - Veldhoven,
                 the Netherlands
Beth Kitchener - Corporate Communications - +31.40.268.2602 - Veldhoven,
                 the Netherlands


Investor Relations Contacts:
Doug Marsh    - U.S. Institutional Investor Relations +1.480.383.4006 - Tempe,
                Arizona, USA
Craig DeYoung - Investor Relations +31.40.268.3938 - Veldhoven, the
                Netherlands



             ASML DISCLOSES RESULTS OF ANNUAL SHAREHOLDER MEETING
                Provides 2002 Financial Information by Quarter


VELDHOVEN, the Netherlands, March 26, 2003 - ASML Holding NV (ASML) today announced the results of its Annual General Meeting of Shareholders held on March 25, 2003. During the proceedings, the following were approved:

(i)               ASML's financial statements as at and for the year ended
                  December 31, 2002;

(ii) the proposal to increase the remuneration of the Supervisory Board with an amount of EUR 10,000 per Committee membership;

(iii) a proposal to extend the option right of the Stichting Preferente Aandelen ASML so that the Stichting Preferente Aandelen ASML may subscribe for a number of cumulative preference shares not to exceed the number of issued - ordinary shares at the moment of exercising the aforementioned option right;

(iv) a proposal to authorize the Board of Management through September 25, 2004 to issue shares equivalent up to 10 percent of ASML's paid-up capital plus an additional 10 percent of ASML's paid up capital to be used in connection with mergers and acquisitions and to restrict or exclude shareholders' pre-emption rights in connection with such issuance; and

(v) a proposal to authorize the Board of Management through September 25, 2004 to repurchase up to 10 percent of the issued share capital of ASML at a price between the par value of the shares acquired and 110 percent of the average market price of these securities on Euronext Amsterdam or the NASDAQ National Market.

In addition, the General Meeting fully discharged the members of the Board of Management and the Supervisory Board for the performance of their respective duties in the financial year 2002. Furthermore, the Supervisory Board reappointed Messrs. J.A. Dekker and P.H. Grassmann to the Supervisory Board for additional terms.

2002 Financial Results Provided by Quarter

As preparation for the Company's first quarterly reporting on April 16, 2003, ASML today disclosed 2002 financial results by quarter. ASML provides this information to assist shareholders and other interested parties in understanding its business.

"We supply capital equipment to chip makers and their buying patterns differ from quarter to quarter. There are some indicators in a typical year. For example, customer demand is usually higher in the second and fourth quarters and there is more inventory after a slow sales quarter," said Peter Wennink, executive vice president and chief financial officer, ASML. "However, 2003 is expected to be the third year in the semiconductor industry's worst downturn. ASML only attests that the 2002 financial information is historically accurate and not an indication of future performance."

                                    ASML 2002 Select Financial Data by Quarter*

Summary Consolidated Statements of Operations (unaudited)

-------------------------------------------------------------------------------------------------------------
Amounts in EUR thousands
except per share data             March 31           June 30     September 29      December 31       Totals
-------------------------------------------------------------------------------------------------------------
Number of machines sold                 13               65              36               91             205
-------------------------------------------------------------------------------------------------------------
Average selling price of
new machines                         8,423            8,612           8,177            9,572           8,917
-------------------------------------------------------------------------------------------------------------
Net sales                          178,729          608,777         351,540          819,626       1,958,672
-------------------------------------------------------------------------------------------------------------
Gross profit on sales               17,236          215,569          93,441          141,358         467,604
-------------------------------------------------------------------------------------------------------------
R&D costs (net of credits)          69,297           75,354          69,408           84,345         298,404
-------------------------------------------------------------------------------------------------------------
SG&A costs                          61,203           71,737          69,585           60,718         263,243
-------------------------------------------------------------------------------------------------------------
Net income (loss) from
continued operations               (85,896)          39,822         (35,611)          (6,360)        (88,045)
-------------------------------------------------------------------------------------------------------------
Net income (loss) from
discontinued operations
                                  (21,683)         (30,366)        (24,378)         (43,351)       (119,778)
-------------------------------------------------------------------------------------------------------------
Net income (loss)                (107,579)            9,456        (59,989)         (49,711)       (207,823)
-------------------------------------------------------------------------------------------------------------
Income (loss) per share
per quarter                         (0.23)             0.02          (0.13)           (0.10)             N/A
-------------------------------------------------------------------------------------------------------------


Summary Consolidated Balance Sheets

-------------------------------------------------------------------------------------------------------------
Amounts in EUR thousands
except per share data             March 31             June 30           September 29         December 31
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents         711,980             602,809              408,480             668,760
-------------------------------------------------------------------------------------------------------------
Net accounts receivable           387,811             554,768              511,514             556,664
-------------------------------------------------------------------------------------------------------------
Net inventories                   903,388             870,547              952,575             730,025
-------------------------------------------------------------------------------------------------------------


Summary Consolidated Statements of Cash Flows

-------------------------------------------------------------------------------------------------------------
Amounts in EUR thousands
except per share data            March 31         June 30       September 29     December 31        Totals
-------------------------------------------------------------------------------------------------------------
Net cash flows (used)
provided by continuing
operations                      (194,035)         (55,714)       (156,990)          294,163       (112,576)
-------------------------------------------------------------------------------------------------------------

* All figures based on US GAAP

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at www.asml.com.